Exhibit 99.2

Crescera Capital Investment September 2022

2 Disclaimer The final terms of any potential offering of common shares and rights by Vitru Limited (the “Company”), including the specific terms, remain subject to change and will be determined at the time of such offering . The proposed rights offering would be made pursuant to the Company’s effective shelf registration statement on file with the U . S . Securities and Exchange Commission and only by means of a prospectus supplement and accompanying prospectus . This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . References in this presentation to “R $ ” refer to the Brazilian real, the official currency of Brazil . Forward - Looking Statements This presentation by Vitru Limited (the “Company”) contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which statements involve substantial risks and uncertainties . All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about the impact of the COVID - 19 outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak ; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID - 19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition ; our ability to efficiently predict, and react to, temporary or long - lasting changes in consumer behavior resulting from the COVID - 19 outbreak, including after the outbreak has been sufficiently controlled ; our competition ; our ability to implement our business strategy ; our ability to adapt to technological changes in the educational sector ; the availability of government authorizations on terms and conditions and within periods acceptable to us ; our ability to continue attracting and retaining new students ; our ability to maintain the academic quality of our programs ; our ability to maintain the relationships with our hub partners ; our ability to collect tuition fees ; the availability of qualified personnel and the ability to retain such personnel ; changes in government regulations applicable to the education industry in Brazil ; government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions ; a decline in the number of students enrolled in our programs or the amount of tuition we can charge ; our ability to compete and conduct our business in the future ; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes ; changes in labor, distribution and other operating costs ; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; general market, political, economic, and business conditions ; and our financial targets . Forward - looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID - 19 pandemic on our business operations, financial results and financial position and on the Brazilian economy . The forward - looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions . Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . The achievement or success of the matters covered by such forward - looking statements involves known and unknown risks, uncertainties and assumptions . If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward - looking statements we make . Readers should not rely upon forward - looking statements as predictions of future events . Forward - looking statements represent management's beliefs and assumptions only as of the date such statements are made . Further information on these and other factors that could affect the Company's financial results is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3 . Key Information - D . Risk Factors” in the most recent Annual Report on Form 20 - F of the Company . These documents are available on the SEC Filings section of the investor relations section of our website at : investors . vitru . com . br . Disclaimer and Forward - Looking Statements

Financial Structure for the Acquisition of Unicesumar 3 1 In May 2022 Vitru closed the acquisition of UniCesumar for an equity value of R$3,150mm ▪ Cash at closing – R$ 1,982.5mm (62.9%) ▪ Seller’s Financing – R$ 557.5mm (17.7%) ▪ Payment in shares – R$ 610.0mm (19.4%) Vitru is thrilled to announce it has entered into an agreement for a ~ R$300mm primary investment from Crescera Capital 2 Vitru raised R$1.95bn in debt from local banks (five - year financing package) to finance the upfront cash payment, including a bridge to equity component of R$ 500mm 3 Since then, Vitru has been working on the pre - defined plan: to raise additional equity (ideally from experienced, education savvy investors) aimed at accelerating the deleveraging process +

Summary of Transaction Terms 4 • R$300mm (100% primary) from Crescera Capital, equivalent to 3,636,363 new Vitru common shares issued • R$82.50 per common share (11% discount to the 30 - day VWAP in R$), to be converted to US$ before the launch of a Rights Offering in a date to be defined by Vitru, at the prevailing FX rate at this date (the “Conversion Date”) • Until November 20 th , 2023 • With a lock - up of equal length of the extended lock - up of the former shareholders of Unicesumar • Contingent on maintaining its current shareholding, Crescera will also be entitled to appoint two Directors to the Board of Vitru until the 2024 shareholder meeting • Thereafter, Crescera will be entitled to appoint two Directors to Vitru’s Board if it maintains a shareholding of more than 15%, or one Director if it maintains a shareholding of between 5% and 15% • Customary for this type of transaction, including antitrust approval (CADE) and approval of amended and restated memorandum and articles of association of Vitru I n v e stm en t Amount I n v e stm en t Price Lock - Up A g r eeme n t Board Mem b ers Conditions to Closing Evolution of Vitru’s 30 - day VWAP Share Price in 2022 (in USD and BRL) (USD) (BRL) Sources: Bloomberg, as of 26 th September 2022

Additional Terms of the Investment 5 • Vitru is structuring and intends to launch in October 2022 a Rights Offering • All shareholders of Vitru will be able to subscribe 1 new share for each 6 shares owned as of the Rights Offering record date (to be defined) • Subscription price in the Rights Offering shall be the same price offered to Crescera, i.e. R$82.50 per common share but converted to US$ at the Conversion Date • Crescera may acquire additional shares not subscribed for by shareholders in the Rights Offering, up to a maximum amount of R$100mm less the total amount of subscriptions received by Vitru in the Rights Offering • Amount expected to be raised in the Rights Offering plus Crescera’s potential additional investment: R$100mm - R$ 125mm , equivalent to approx. US$18.5mm - US$23.1mm at the current FX rate (R$5.40/US$) • Deferral of the Sellers Financing portion of Unicesumar’s acquisition price by 1 year — Previous payment date: May 20 th , 2023 — New payment date: May 20 th , 2024 , prepayable • Sellers Financing cost: IPCA variation until May 20 th , 2023, and CDI + 3.0% p.a. afterwards Rights Offering Deferral of Sellers’ Financing • Extension of the Unicesumar shareholding families Lock - Up agreement by 1 year (matching Crescera’s Lock - Up period) — Previous Lock - Up term: up to November 20 th , 2022 — New Lock - Up term: up to November 20 th , 2023 Extension of Lock - Up Agreement

Crescera is a leading asset manager with accomplishments in the education sector in Brazil Crescera at a Glance 6 4 . 3 . 2 . 5 . 1 . Reputable Brazilian Private Equity firm in its 5 th Private Equity and 3 rd Venture Capital vintages Seasoned investment team that has been working together for over 10 years Numerous divestments in Consumer, Technology, Healthcare and Education Sectors Active involvement with management teams – hands - on approach with governance and strategic input Crescera’s Education Franchise Selected cases Entry: 2015 Exit: 2021 Sold to Uol Edtech Entry: 2012 Exit: 2015 IPO Entry: 2016 Exit: 2021 IPO Entry: 2010 Exit: 2014 IPO Entry: 2020 Current Portfolio Entry: 2022 Led the development of several successful education platforms

Overview of Vitru's Indebtedness

Vitru's Net Debt (pro-forma change)

(2Q22, Ex-IFRS16, R$mm)



1,939
841
2,780
(261)
2,520
(400)²
2,120
Financial Debt
Acquisition Payables
Gross Debt (Pre-Investment)
Total Cash¹
Net Debt (Pre-Investment)
Proceeds from Investment
Net Debt (After Investment)

Vitru's Debt Profile (pro-forma change)

(2Q22, Ex-IFRS16, R$mm)



Short-Term Debt
(R$525mm)
Sellers Financing Deferral
841
316
Before Investment
After Investment
Long-Term Debt
+R$525mm
Sellers Financing Deferral
1,939
2,464
Before Investment
After Investment

Sources: Vitru

Notes: (1) Considers Cash & Cash Equivalents and Short-Term Investments; (2) Assumes R$300mm investment from Crescera Capital and the raising of an additional R$100mm in the Rights Offering

7

Shareholding Structure Before and After the Transaction 8 Expected Shareholding Structure after Crescera’s investment and a R$100mm Rights Offering subscribed by Free Float and Unicesumar Families 2 Unicesumar Families 1 20.8% Free Float 17.6% 17.6% 12.3% 10.2% 21.5% Sources: Vitru Notes: (1) Several individuals with currently no Shareholders Agreement among them; (2) Assuming (for illustration purposes only) R$84mm from Free Float and R$16mm from Unicesumar Families Current Shareholding Structure Unicesumar Families 1 23.4% Free Float 20.4% 20.4% 14.2% - 21.6%

The transaction reinforces Vitru’s position for its next growth phase: Closing Remarks 9 Another experienced shareholder brought to the cap table, with a track - record in the Education and Technology sectors Capital structure reinforcement (aligned with the financing arrangement designed for the acquisition of Unicesumar) and liability management to strengthen Vitru’s position High governance standards maintained with same subscription price offered to all shareholders

https://investors.vitru.com.br/ ir@vitru.com.br